Exhibit 99.160

AMENDING AGREEMENT

This amending agreement (the “Amending Agreement”) is made the 22nd day of July, 2014

BETWEEN:

DHX MEDIA LTD., a corporation continued under the laws of the Canada (“DHX”),

- and -

SKYSTONE MEDIA INC., a corporation existing under the laws of the Province of Ontario (“Skystone”),

-and-

LINDA SCHUYLER, an individual resident in the Province of Ontario (“Schuyler”),

WHEREAS the parties to this Amending Agreement entered into a purchase agreement dated April 3, 2014 (the “Original Purchase Agreement”) to provide for the purchase by DHX of all stock owned by, and a loan receivable of, Skystone (formerly known as Epitome Group Holdings Inc.) and certain stock owned by Schuyler;

AND WHEREAS the parties to this Amending Agreement entered into an amending agreement dated June 2, 2014 (together with the Original Purchase Agreement, the “Purchase Agreement”);

AND WHEREAS the parties wish to document their agreement with respect to the Closing Date Excess Cash as of the close of business on the day immediately prior to the Closing Date;

AND WHEREAS the parties have agreed that the Closing Date Balance Sheet Determination Date was July 8, 2014;

AND WHEREAS the parties have agreed that the balance of the Closing Date Excess Cash shall be paid by DHX to Skystone in two additional tranches;

AND WHEREAS the parties wish to amend the Purchase Agreement in accordance with Section 10.9 of the Purchase Agreement and the terms of this Amending Agreement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the parties agree as follows;

1.	Unless otherwise defined herein, all capitalized terms used in this Amending Agreement have the respective meanings given to them in the Purchase Agreement. Except where the context requires otherwise, references to Sections and Schedules are to Sections of and Schedules to the Purchase Agreement.

2.	The Vendors and the Purchaser hereby agree and acknowledge that the Closing Date Excess Cash as of the close of business on the day immediately prior to the Closing Date has been determined in accordance with Section 3.1 of the Purchase Agreement to be $7,509,068 plus all amounts received pursuant to EPI’s 2011 and 2012 tax returns and the Purchased Share Price shall be deemed to be increased by such amount in accordance with Section 3.2 of the Purchase Agreement.

3.	Notwithstanding the provisions of Section 3.2 of the Purchase Agreement, the Vendors and the Purchaser hereby agree that the Purchaser will pay the Closing Date Excess Cash plus accrued interest to Skystone Media Inc. (formerly known as EGHI) by way of wire transfer: (i) $4,404,068 plus accrued interest at a rate of 2% per annum from the Closing Date up to and including the payment date, such payment to be made no later than July 11, 2014; and (ii) $3,105,000 plus accrued interest at a rate of 2% per annum from the Closing Date up to and including July 8, 2014 and at a rate of 4% per annum from July 9, 2014 up to and including the payment date which will be the earlier of: (a) the closing of the Degrassi season 14 bank financing and (b) September 30, 2014, and (iii) the Purchaser agrees to pay Skystone Media Inc. all amounts received pursuant to Epitome Picture Inc.’s 2011 and 2012 Tax Returns, plus accrued interest at a rate of 4% per annum from the Closing Date up to and including the date of payment, such payment is to be made to Skystone Media Inc. within 10 Business Days of receipt of any such Tax Return amounts.

4.	Skystone hereby acknowledges receipt by wire transfer on July 11, 2014 of $4,404,068 plus accrued interest at a rate of 2% per annum from the Closing Date up to and including July 11, 2014, being an aggregate payment of $4,428,200.00.

5.	Payments of the Closing Date Excess Cash shall be paid to Skystone Media Inc. by wire transfer to RBC Royal Bank of Canada, Transit and Account Number 03426-103-436-2.

6.	Except as and to the extent expressly modified by this Amending Agreement, the Purchase Agreement shall remain in full force and effect in all respects.

7.	This Amending Agreement will enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties hereto.

8.	A waiver of any default, breach or non-compliance under this Amending Agreement is not effective unless in writing and signed by the party to be bound by the waiver. No waiver will be inferred from or implied by any failure to act or delay in acting by a party in respect of any default, breach or non-observance or by anything done or omitted to be done by another party. The waiver by a party of any default, breach or non-compliance under this Agreement will not operate as a waiver of that party’s rights under this Amending Agreement in respect or any continuing or subsequent default, breach or nonobservance (whether of the same or any other nature).

9.	This Amending Agreement is governed by and will be construed in accordance with the laws of the Province of Ontario.

10.	This Amending Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument. Counterparts may be executed either in original or faxed form and the parties adopt any signatures received by a receiving fax machine as original signatures of the parties.

11.	Delivery of an executed signature page to this Amending Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Amending Agreement by such party.

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IN WITNESS WHEREOF the parties have executed this Amending Agreement.

DHX MEDIA LTD.

Per:	“Mark Gosine”
	Name:	Mark Gosine

	Title:	Corporate Secretary

SKYSTONE MEDIA INC.

Per:	“Linda Schuyler”
	Name:	Linda Schuyler

	Title:	C.E.O.

“Melinda Sutton”	“Linda Schuyler”
Witness	Linda Schuyler